AMRESCO, INC.


July 10, 2000


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   AMRESCO, INC. - (Commission File No. 0-8630)

Ladies and Gentlemen:

Pursuant to Rule 12d2-2(d) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended, enclosed for filing on behalf of AMRESCO, INC. (the "Company"), on Form 15-12(g) is and Application for Withdrawal From Listing of Securities Pursuant to Section 12(d) of the Securities Act of 1934.

Should any member of the staff of the Commission have any questions concerning the enclosed material or desire further information or clarification in connection therewith, please contact the undersigned at (214) 953-7727.


Very truly yours,

\s\ L. Keith Blackwell


Senior Vice President, General Counsel & Secretary




                                        Commission No. 0-8630



             SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC 20549

                      Form 15-12(g)

    APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
              PURSUANT TO SECTION 12(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                     AMRESCO, INC.
   (Exact name of Registrant as specified in its charter)


        Delaware                      59-1781257
(State of incorporation             (I.R.S. Employer
  or organization)                   Identification No.)



                   700 North Pearl Street
                         Suite 1900
                      Dallas, TX 75201
                       (214) 953-7700
                    (Address of principal
                     executive offices)



     This application for removal of listing of securities is being filed on behalf of AMRESCO, INC., a Delaware corporation ("AMRESCO"). AMRESCO is a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"), and files periodic reports with the Securities and Exchange Commission (the "Commission").

     AMRESCO has the following debt securities (the "Notes") which are currently listed on the New York Stock Exchange
("NYSE") and are registered with the Commission under
Section 12 (b) of the 1934 Act.:

     Title of Each Class             Cusip #           Principal Amount

    10% Senior Subordinated         031909ABO              $57,500,000
         Notes due 2003
    10% Senior Subordinated         031909AD6             $192,500,000
        Notes due 2004

     AMRESCO hereby applies for approval from the Commission to remove the Notes from listing pursuant to Rule 12d2-2(d) of the 1934 Act. AMRESCO has complied with Rule 500 of the NYSE by having its Board of Directors adopt a resolution approving the removal from listing and the application to the Commission.

     For the reasons discussed below, AMRESCO believes that removal from listing of the Notes is warranted:

     Limited Number of Holders: There are a limited number of registered holders of the Notes.

     1934 Act Compliance: AMRESCO will continue to have its common stock, par value $0.05 per share, registered with the Commission pursuant to Section 12(g) of the 1934 Act. Therefore, it will continue to file all of the same reports with the Commission as it had prior to the de-listing. In addition, the same type of disclosure to the investing public will continue to be made and the holders of the Notes will continue to receive the same type of financial information and disclosure.

     No Obligation to Maintain Listing: AMRESCO is not obligated under the indenture under which the Notes were issued or any other documents to maintain a listing of the Notes on the NYSE or any other exchange.

     AMRESCO believes that the de-listing of the Notes should not have a material impact on the holders of the Notes.

     If you have any questions, please call L. Keith
Blackwell, Senior Vice President, General Counsel &
Secretary of AMRESCO, at (214) 953-7727.

                         SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, AMRESCO has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

 Date July 10, 2000                AMRESCO, INC.



                                   By: \s\ L. Keith Blackwell

                                      L. Keith Blackwell
                                      Senior Vice President,
                                      General Counsel & Secretary